EXHIBIT 9

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 12/30/25 to 1/13/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
12/26/2025	Sell	24,164	11.87
12/29/2025	Sell	11,655	11.84
12/30/2025	Sell	38,592	11.84
12/31/2025	Sell	9,197	11.91
1/2/2026	Sell	16,618	11.91
1/5/2026	Sell	12,711	11.95
1/6/2026	Sell	2,183	11.95
1/7/2026	Sell	31,066	11.98
1/8/2026	Sell	40,283	11.97
1/9/2026	Sell	75,222	11.98
1/12/2026	Sell	104,633	12.00
1/13/2026	Sell	13,375	12.05